Exhibit 99.1

TIAN RUIXIANG Holdings Ltd. Announces Expected Effective Date for Previously Announced 1-for-50 Reverse Stock Split

BEIJING, Feb. 27, 2026 /PRNewswire/ -- TIAN RUIXIANG Holdings Ltd. (Nasdaq: TIRX) (the “Company”) today announced an update regarding its previously announced 1-for-50 reverse stock split (the “Reverse Split”) of its ordinary shares.

As previously announced on February 18, 2026, following the results of the Company's annual general meeting of shareholders held on February 17, 2026, the Company’s Board of Directors approved the implementation of the Reverse Split. The Company now expects the Reverse Split to become effective for trading purposes on the Nasdaq Capital Market (“Nasdaq”) during the week of March 16, 2026, pending final processing by Nasdaq. The Company’s Class A ordinary shares will begin trading on a split-adjusted basis on Nasdaq at that time under the same ticker symbol, “TIRX.”

As part of the Reverse Split, the par value of the Company’s Class A and Class B ordinary shares will be increased from US$0.125 per share to US$6.25 per share. No fractional shares will be issued in connection with the Reverse Split, and any fractional entitlements will be rounded up to the nearest whole share. The CUSIP number for the post-split Class A ordinary shares will be G8884K144.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These include statements regarding future plans, objectives, expectations and intentions, and involve known and unknown risks and uncertainties. Words such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "continue," or similar expressions identify these statements. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance; actual results may differ materially. TIAN RUIXIANG Holdings Ltd. undertakes no obligation to update these statements for subsequent events or circumstances, except as required by law.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd

Investor Relations Department

Email: ir@tianrx.com